

Mail Stop 3561

July 11, 2008

Glen T. Senk
Chief Executive Officer
Urban Outfitters, Inc.
5000 South Broad Street,
Philadelphia, PA 19112-1495

> **Re:   Urban Outfitters, Inc.**
> **Form 10-K for the fiscal year ended January 31, 2008**
> **Filed March 28, 2008**
> **File No. 000-22754**

Dear Mr. Senk:

We have reviewed your filing and have the following comment.  If you disagree, we will consider your explanation as to why our comment is inapplicable.  Please be as detailed as necessary in your explanation.  You should comply with this comment in all future filings, as applicable.  Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below.  Please understand that after our review of your response, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comment or on any other aspect of our review.  Feel free to call us at the telephone number listed at the end of this letter.

Executive Compensation

1.   In future filings, indicate the percentage of performance bonus subject to each performance objective for each named executive officer.  In addition, you have not provided a quantitative discussion of all of the terms of the performance objectives to be achieved for your executive officers to earn their incentive bonuses under the Executive Incentive Plan.  On pages 21 and 22 of the Schedule 14A you filed on March 28, 2008 you discuss performance criteria and targets under the Executive Incentive Plan.  This discussion does not provide quantitative disclosure.  In future filings, please disclose the specific performance target for

each set criteria or, as soon as practicable upon receipt of this letter, provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

\* \* \* \* \*

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct questions to Dana Brown at (202) 551-3859 or Pamela Howell at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc:    Legal Department
       Fax: (215) 454-4660